August 23, 2024

VIA EDGAR CORRESPONDENCE

Mr. David Mathews

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	New Age Alpha Funds Trust and New Age Alpha Variable Funds Trust (the “Registrants”)
Registration Statements on Form N-14 (File Nos. 333-280903, 333-280904 and 333-280905)

Dear Messrs. Mathews and Burak:

This letter responds to comments provided by the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) during telephonic discussions on August 14 and 15, 2024, regarding each registration statement of the Registrants on Form N-14, filed on July 19, 2024 (each a “Registration Statement,” and collectively, the “Registration Statements”). The Registration Statements relate to the reorganizations (each, a “Reorganization,” and collectively, the “Reorganizations”) of certain series of Guggenheim Funds Trust, Transparent Value Trust, and Guggenheim Variable Funds Trust (each series, an “Acquired Fund”) with and into certain series of the Registrants (each, an “Acquiring Fund,” and together with the Acquired Funds, the “Funds”). We have reproduced your comments below, followed by the Registrant’s responses.

General

1.	Comment: Please update the disclosures throughout each Registration Statement to conform to all revisions in response to comments from the Staff to the Registrants’ registration statements on Form N-1A.

Response: Each Registrant will revise the relevant disclosures accordingly.

Q&A

2.	Comment: Please briefly describe in response to the question “Why are the Reorganizations being proposed?” how the co-founders of NAA are familiar with the Acquired Funds and Guggenheim Investments and the nature of their previous relationships. Also, please consider including the more detailed explanation of H-Factor scoring and how it relates to portfolio selection by NAA that is included later in each Registration Statement. Please also disclose more details as to the nature of discussions that occurred between Guggenheim Investments and NAA that led to the Reorganizations.

Response: Each Registrant will revise the relevant disclosure as follows (added language underlined; deleted language ~~struckthrough~~):

The co-founders of NAA are familiar with Guggenheim Investments and certain funds advised by Guggenheim Investments because of previous relationships with Guggenheim Investments, particularly that the co-founders of NAA previously co-founded the predecessor to Guggenheim’s transparent value business, which Guggenheim Investments acquired in 2009, and continued to manage the business within Guggenheim Investments for more than six years. Due in part to these previous relationships and NAA’s interest in the transparent value business over several years, NAA was a firm that expressed to Guggenheim an interest in acquiring some or all of the Acquired Funds.

Central to NAA’s investment methodology is the application of its proprietary H-Factor Scores (“H-Factor”) methodology to its security selection process. H-Factor uses an algorithm rooted in actuarial risk principles to construct a portfolio with exposure to returns across sectors, styles, geographies, and asset classes. Using an actuarial-based approach, H-Factor aims to identify underpriced and overpriced securities and assign them an H-Factor score, which is the probability that the issuer will not deliver growth to support the securities’ current price. By assigning these scores, NAA seeks to avoid the overpriced securities and invest in the underpriced securities. ~~H-Factor Scores (“H-Factor”), an algorithm rooted in actuarial risk principles. H-Factor reflects the projected probability that a company will not be able to deliver the growth to support its stock price. A low H-Factor score indicates that the risk of not delivering growth is low, while a high H-Factor score indicates that the risk of not delivering growth is high. H-Factor will be incorporated into the management of the Acquiring Funds.~~

3.	Comment: For each Acquiring Fund that references an index as part of its investment strategy, please add an internal cross reference to a description or definition of each such index used by the Acquiring Fund.

Response: Each Registrant will revise the relevant disclosure accordingly.

Proxy Statement/Prospectus

4.	Comment: Please supplementally confirm that each Acquired Fund’s fees and expenses remain current.

Response: Each Registrant will revise the relevant disclosure accordingly so that each Acquired Fund’s fees and expenses are current.

5.	Comment: Please supplementally advise what, if any, exemptive orders the Acquired Funds or their adviser or affiliates have obtained that will be relied upon by an Acquiring Fund.

Response: The Acquiring Funds do not anticipate relying upon exemptive orders the Acquired Funds or their adviser or affiliates have obtained.

6.	Comment: In the “Information about the Reorganizations” section of each Registration Statement, please provide examples or descriptions of potential circumstances that would cause either a Guggenheim Board or a Board of Trustees of a Registrant to terminate a Reorganization Agreement or cross reference to disclosure elsewhere in the N-14 that discusses these circumstances.

Response: Each Registrant will revise the relevant disclosure as follows (added language underlined)”

Each Reorganization Agreement may be terminated by the Guggenheim Board or the Board of Trustees of New Age Alpha Funds Trust at any time prior to the Effective Time, if circumstances should develop that, in the opinion of such Board of Trustees, make proceeding with any Reorganization Agreement inadvisable, such as if material events affecting NAA, Guggenheim Investments, or a Fund were to cause a Board of Trustees to determine that a Reorganization is no longer in the best interests of either Fund or its shareholders.

7.	Comment: In connection with the Registration Statement for NAA Large Cap Value Fund (File No. 333-280903), please provide the NAST analysis justifying why Guggenheim Large Cap Value Fund should be considered the accounting survivor instead of the other Acquired Funds.

Response: Please see Appendix A hereto.

8.	Comment: Footnote 1 to the Capitalization tables states “In order to prevent dilution of their holdings, shareholders of the Acquired Fund will receive shares based on the net asset value of the Acquiring Fund after the Reorganization.” Please explain supplementally the meaning behind this statement. Please confirm that the statement in the footnotes aligns with Item 2.3 of the Reorganization Agreement, which mentions the assets being transferred over as being valued.

Response: After review of the disclosure, and considering the terms of the Reorganization Agreement, the Registrants do not believe that this disclosure is relevant or applicable. The disclosure has been deleted.

9.	Comment: The Staff reminds the Registrants that, as the Reorganizations will result in a change in auditor, for the next two years, please include consent from the prior auditor wherever their audit report is referenced.

Response: Each Registrant acknowledges this comment.

10.	Comment: In connection with the Registration Statements for New Age Alpha Funds Trust (File Nos. 333-280903 and 333-280904), it is noted that some repositioning is expected to occur. Please provide a best-faith estimate of any realized gains or losses expected from the repositioning, including if capital loss carryforwards would offset gains.

Response: The Registrant will revise the relevant disclosure accordingly.

Statement of Additional Information

11.	Comment: If repositioning results from a material change in an Acquired Fund’s investment portfolio due to investment restriction (i.e., forced sales), please ensure that a Schedule of Investments of the Acquired Fund modified to reflect such change and narrative disclosure is provided, per Regulation S-X 6-11(d)(1)(ii).

Response: Each Registrant confirms that no repositioning is anticipated to result from a material change in the Acquired Funds’ investment portfolios due to investment restriction.

12.	Comment: Please include the expiration dates of the expense limits in the table.

Response: Each Registrant will revise the relevant disclosure accordingly.

*     *     *     *     *     *     *

Please call the undersigned at (513) 991-8472 if you wish to discuss this correspondence further.

Sincerely,

/s/ Bo James Howell

Bo James Howell

FinTech Law, LLC

Appendix A

The staff of the Securities and Exchange Commission (the “SEC”) stated in the North American Security Trust no-action letter (the “NAST Letter”)1 that in determining the performance survivor of a reorganization, the participating funds should compare their attributes to determine which fund the combined fund most closely resembles. The no-action letter states that “among other factors, funds should compare the various funds’ (i) investment advisers, (ii) investment objectives, policies, and restrictions, (iii) expense structures and expense ratios, (iv) asset size, and (v) portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.” The factors listed in the NAST Letter are also outlined in the AICPA Accounting and Audit Guide for Investment Companies (the “AICPA Guide”), in order of relative importance: portfolio management, portfolio composition, investment objectives, policies and restrictions, expense structures and expense ratios, and asset size. The following is a performance survivor analysis for the Reorganization of Guggenheim Large Cap Value Fund, Guggenheim RBP Dividend Fund, Guggenheim RBP Large-Cap Defensive Fund and Guggenheim RBP Large-Cap Value Fund with and into New Age Alpha Large Cap Value Fund using the factors identified in the NAST Letter and the AICPA Guide.

As discussed below, NAA has reviewed these factors and determined that the combined fund will most closely resemble the Guggenheim Large Cap Value Fund because its assets constitute more than half the combined fund’s assets, it has the longest performance history, its investment objective, policies, and restrictions are identical or substantially similar to the Acquiring Fund, which has no operating history, and the portfolio composition of the combined fund will most closely resemble it. While the combined fund’s investment adviser, portfolio management team, and expense structure will be those of the Acquiring Fund, NAA believes the Guggenheim Large Cap Value Fund should be the performance survivor.

1 1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994).

Appendix A

	Guggenheim Large Cap Value Fund (the “LCV Fund”)	Guggenheim RBP Dividend Fund (the “RBP Dividend Fund”)	Guggenheim RBP Large-Cap Defensive Fund (the “RPB Defensive Fund”)	Guggenheim RBP Large-Cap Value Fund (the “RBP Value Fund”)	New Age Alpha Large Cap Value Fund (the “Acquiring Fund”)	Conclusion
Investment Adviser	Security Investors, LLC	Guggenheim Partners Investment Management, LLC	Guggenheim Partners Investment Management, LLC	Guggenheim Partners Investment Management, LLC	New Age Alpha Advisors, LLC	Since the Fund will have a different investment adviser than the Predecessor Funds, this factor favors the Acquiring Fund as the performance survivor.
Portfolio Managers	James P. Schier (since 2015), David G. Toussaint (since 2017), Chris Phalen (since 2023), Gregg Strohkorb (since 2015), Farhan Sharaff (since 2015), and Burak Hurmeydan (since 2018)	Burak Hurmeydan (since 2018), Farhan Sharaff (since 2017), and Douglas Makin (since 2020)	Burak Hurmeydan (since 2018), Farhan Sharaff (since 2017), and Douglas Makin (since 2020)	Burak Hurmeydan (since 2018), Farhan Sharaff (since 2017), and Douglas Makin (since 2020)	Armen Arus (since 2024), Julian Koski (since 2024), Hugo Chang (since 2024), Konstantin Tourevski (since 2024), and Burak Hurmeydan (since 2024).	Since the Fund will have mostly different portfolio managers than the Predecessor Funds, this factor favors the Acquiring Fund as the performance survivor.

	Guggenheim Large Cap Value Fund (the “LCV Fund”)	Guggenheim RBP Dividend Fund (the “RBP Dividend Fund”)	Guggenheim RBP Large-Cap Defensive Fund (the “RPB Defensive Fund”)	Guggenheim RBP Large-Cap Value Fund (the “RBP Value Fund”)	New Age Alpha Large Cap Value Fund (the “Acquiring Fund”)	Conclusion
Portfolio Composition	See Form N-14 for a comparison of the portfolio compositions.					Since the LCV Fund’s portfolio will constitute over half the combined fund’s assets, this factor favors the LCV Fund as the performance survivor.
Investment Objective, policies, and restrictions	See Form N-14 for a comparison of the investment objective, policies, and restrictions.					Since the Fund will have the same investment objective as the LCV Fund, a similar investment strategy, and substantially similar investment policies and restrictions, this factor favors the LCV Fund as the performance survivor.
Expense Structures and Expense Ratio	See Form N-14 for a comparison of the expense structures and ratios.					Since the Fund’s management fee is the same as the LCV Fund, which is lower than the other Predecessor Funds, and the Acquiring Fund’s net expense ratio for the first two years is lower than the Predecessor Funds, this factor favors the Acquiring Fund as the performance survivor.

	Guggenheim Large Cap Value Fund (the “LCV Fund”)	Guggenheim RBP Dividend Fund (the “RBP Dividend Fund”)	Guggenheim RBP Large-Cap Defensive Fund (the “RPB Defensive Fund”)	Guggenheim RBP Large-Cap Value Fund (the “RBP Value Fund”)	New Age Alpha Large Cap Value Fund (the “Acquiring Fund”)	Conclusion
Asset Size (as of June 20, 2024)	$39.5 million	$16.3 million	$2.7 million	$7.9 million	$--	Since the LCV Fund accounts for over half of the combined fund’s assets, this factor favors the LCV Fund as the performance survivor.
Performance History	Inception date: 8/7/44	Inception date: 2/26/16	Inception date: 4/27/2010	Inception date: 2/10/2011	The Fund is new and has no operating history	Since the LCV Fund has the longest performance history, this factor favors the LCV Fund as the performance survivor.

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